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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                             SAMSONITE CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   79604V105
                                 (CUSIP Number)

                                  CARL HANSEN
                                    DIRECTOR
                              22 GRENVILLE STREET
                               ST HELIER, JERSEY
                            CHANNEL ISLANDS JE4 8PX
                            TEL: 011-44-1534-609-885
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)


                                  JULY 5, 2007
                    (Date of Event which Requires Filing of
                                this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 6 pages)

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
                                                                    Page 2 of 6

                                  SCHEDULE 13D

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CVC European Equity IV (AB) Limited; CVC European Equity IV
        (CDE) Limited; CVC European Equity Tandem GP Limited; and
        Cameron 1 S.a.r.l.

        None of the foregoing entities is a U.S. company or has a place of business in the U.S., and none has an IRS identification number.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

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3        SEC USE ONLY


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4        SOURCE OF FUNDS*

         Not applicable
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)

                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CVC European Equity IV (AB) Limited, CVC European Equity IV
         (CDE) Limited and CVC European Equity Tandem GP Limited are limited companies incorporated in Jersey, Channel Islands.

         Cameron 1 S.a.r.l. is a corporation incorporated in Luxembourg.
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                                7     SOLE VOTING POWER

         NUMBER OF                    -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               632,073,263
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

          PERSON                      -0-
                                ------------------------------------------------
           WITH                 10    SHARED DISPOSITIVE POWER

                                      -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         632,073,263
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         85.14%
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14       TYPE OF REPORTING PERSON

         Each entity listed in part 1 above:  CO.
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
                                                                    Page 3 of 6

                                  SCHEDULE 13D


Item 1.  SECURITY AND ISSUER.

         This statement of Schedule 13D (this "Statement") relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Samsonite Corporation, a Delaware corporation ("Samsonite"), which has its principal executive office at 575 West Street, Suite 110, Mansfield, Massachusetts.

Item 2.  IDENTITY AND BACKGROUND.

         (a), (b), (c) and (f): This statement is being filed by:

         1.       CVC European  Equity IV (AB) Limited,  CVC European Equity IV
(CDE) Limited and CVC Equity Tandem GP Limited, each of which is a limited company organized under the laws of Jersey, Channel Islands (hereafter collectively referred to as "CVC"); and

         2. Cameron 1 S.a.r.l., a Luxembourg corporation owned and controlled by CVC.

         The business address of CVC European Equity IV (AB) Limited, CVC European Equity IV (CDE) Limited and CVC Equity Tandem GP Limited is 22 Grenville Street, St. Helier, Jersey JE4 8PX. The business address of Cameron 1 S.a.r.l. is 5 Place du Theatre, L 2613 Luxembourg.

         CVC is acting in its capacity as the general partner of the following eight investment funds that are controlled and managed by CVC and which are acquiring Samsonite through the Merger (as defined in Item 4 below):

                  o    CVC European Equity Partners IV (A) L.P.;
                  o    CVC European Equity Partners IV (B) L.P.;
                  o    CVC European Equity Partners IV (C) L.P.;
                  o    CVC European Equity Partners IV (D) L.P.;
                  o    CVC European Equity Partners IV (E) L.P.;
                  o    CVC European Equity Partners Tandem Fund (A) L.P.;
                  o    CVC European Equity Partners Tandem Fund (B) L.P.; and
                  o    CVC European Equity Partners Tandem Fund (C) L.P.

         Each of the investment funds listed above is an exempted limited partnership formed in the Cayman Islands and is not a juridical entity. The business address of each investment fund is c/o Walkers SPV Limited, Walker House, Mary Street, PO Box 908 GT, George Town, Grand Cayman, Cayman Islands.

         CVC principally carries on business as a private equity and investment advisory and management firm. Cameron 1 S.a.r.l. is a special purpose vehicle formed by CVC to effect the Merger.

         (d) and (e): During the last five years, neither CVC nor Cameron 1 S.a.r.l. have been convicted in a criminal proceedings (excluding traffic violations and other minor misdemeanors) nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Reference is hereby made to the description of the Merger Agreement and Written Consent and Voting Agreement in Items 4 and 5 below.

                                  SCHEDULE 13D


Item 4.  PURPOSE OF TRANSACTION.

         Samsonite and two entities controlled by CVC, Cameron 1 S.a.r.l., a Luxembourg corporation ("Parent") and Cameron Acquisitions Corporation, a Delaware Corporation ("Merger Sub"), have entered into a definitive Agreement and Plan of Merger, dated as of July 5, 2007 (the "Merger Agreement"), providing for the merger of Merger Sub with and into Samsonite, with Samsonite continuing as the surviving corporation and a wholly owned subsidiary of Parent (the "Merger").

         As an inducement for Parent and Merger Sub to enter into the Merger Agreement with Samsonite, and in consideration thereof, entities controlled by Ares Management LLC, Bain Capital Partners, LLC and Teachers' Private Capital, the private investment arm of Ontario Teachers' Pension Plan (together, the "Principal Shareholders") agreed, subject to the terms and conditions of a written consent and voting agreement, also dated as of July 5, 2007 (the "Written Consent and Voting Agreement"), to express their written consent in favor of the Merger and to grant to Parent an irrevocable proxy to vote their shares of Common Stock in favor of the Merger. Pursuant to the Written Consent and Voting Agreement, the Principal Shareholders have delivered a written consent approving the Merger. The names of the Principal Shareholders and number of voting shares of common stock owned by each are set forth in the Written Consent and Voting Agreement. The Principal Shareholders beneficially own 632,073,263 shares of Common Stock, which represents approximately 85.14% of the outstanding shares of Common Stock. CVC is not paying any additional compensation to the Principal Shareholders in connection with the execution and delivery of the Written Consent and Voting Agreement.

         Copies of the Merger Agreement and the Written Consent and Voting Agreement are filed as EXHIBIT 1 and EXHIBIT 2 hereto, and are incorporated herein by reference.

         Upon the consummation of the Merger, the directors of Merger Sub immediately prior to the Merger and the officers of Samsonite immediately prior to the Merger shall be the directors and officers, respectively, of the surviving corporation, until their respective successors are duly elected or appointed and qualified or their death, resignation or removal in accordance with the certificate of incorporation and by-laws of the surviving corporation.

         If the Merger is consummated as planned, CVC anticipates that Samsonite will become controlled by CVC and a wholly-owned subsidiary of Parent and that CVC will seek to cause the Common Stock to be de-registered under the Securities Exchange Act of 1934, as amended, and to cease to be traded or quoted on any over-the-counter network.

         The Merger Agreement may be terminated by Samsonite or the Parent under certain circumstances. In the event of the termination of the Merger Agreement, the Written Consent and Voting Agreement may also be terminated. For additional details on these rights of termination, reference is made to the agreements themselves.

         The foregoing summary of certain provisions of the Merger Agreement and the Written Consent and Voting Agreement and is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b): As a result of the Written Consent and Voting Agreement, CVC may be deemed to have (i) beneficial ownership (within the meaning of 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 632,073,263 shares of Common Stock, which represents approximately 85.14% of the shares of Common Stock deemed issued and outstanding as of July 5, 2007, as represented by Samsonite in the Merger Agreement, subject to the conditions and terms of the Written Consent and Voting Agreement.

         Apart from the terms and conditions set forth in the Written Consent and Voting Agreement, CVC is not entitled to any rights of a stockholder of Samsonite. Other than as specified in the Written Consent and Voting Agreement, CVC does not have (i) sole or shared power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of Common Stock

                                  SCHEDULE 13D


         (c): Except as set forth or incorporated herein, CVC has not effected any transaction in Common Stock in the past 60 days.

         (d): CVC does not know of any other person who has the power to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares described in paragraph (a).

         (e): Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On July 5, 2007, the Parent, Merger Sub and the Principal Shareholders entered into the Written Consent and Voting Agreement in which the Principal Shareholders agreed, pursuant to the terms and conditions set forth therein, to vote their shares of common stock in the Company in favor of and to consent to the adoption of the Merger Agreement and the transactions contemplated thereby.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1: Merger Agreement, dated July 5, 2007, by and among Parent, Merger Sub and Samsonite.

         Exhibit 2: Written Consent and Voting Agreement, dated July 5, 2007, by and among Parent, Ares Corporate Opportunities Fund, L.P., Ares Leveraged Investment Fund, L.P., Ares Leveraged Investment Fund II, L.P., Bain Capital (Europe) L.P. and Ontario Teachers' Pension Plan Board.

                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                              CVC EUROPEAN EQUITY IV (AB) LIMITED

                              as general partner of

                              CVC European Equity Partners IV (A) L.P.

                              CVC European Equity Partners IV (B) L.P.


                              By: /s/ Carl Hansen
                                  ----------------------------------
                                  Name:   Carl Hansen
                                  Title:  Director


                              CVC EUROPEAN EQUITY IV (CDE) LIMITED

                              as general partner of

                              CVC European Equity Partners IV (C) L.P.

                              CVC European Equity Partners IV (D) L.P.

                              CVC European Equity Partners IV (E) L.P.


                              By: /s/ Carl Hansen
                                  ----------------------------------
                                  Name:   Carl Hansen
                                  Title:  Director


                              CVC EUROPEAN EQUITY TANDEM GP LIMITED

                              as general partner of

                              CVC European Equity Partners Tandem Fund (A) L.P.

                              CVC European Equity Partners Tandem Fund (B) L.P.

                              CVC European Equity Partners Tandem Fund (C) L.P.


                              By: /s/ Carl Hansen
                                  ----------------------------------
                                  Name:   Carl Hansen
                                  Title:  Director


                              CAMERON 1 S.A.R.L.


                              By: /s/ Alberto Morano
                                  ----------------------------------
                                  Name:   Alberto Morano
                                  Title:  Attorney-in-Fact


July 10, 2007

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).